IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146-2841

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

David B. Hertzog Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Gayle M. Hyman Deputy General Counsel Allegheny Energy Service Corporation 800 Cabin Hill Drive Greensburg, PA 15601

On December 31, 2001, the Securities and Exchange Commission (the “SEC”) issued Release No. 35-27486 in File No. 70-9897 (the “Order”) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the “Company”) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the “Act”) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from April 1, 2004 through June 30, 2004 (“the current period”).

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a.)	Computation under Rule 53 (a) setting forth the Company’s consolidated retained earnings and aggregate investment in all Exempt Wholesale Generators (“EWG’s”) and Foreign Utility Companies (“FUCOS”):

(in thousands)	June 30, 2004
Investment in EWG's and FUCOS	$219,967
Total consolidated retained earnings	$13,098
Ratio of aggregate investment to consolidated retained earnings	1679.4%

b.)	Breakdown showing the Company’s aggregate investment in each individual EWG/FUCO project covered by the Order:

(in thousands)	June 30, 2004
Allegheny Energy Hunlock Creek, LLC	$14,518
AE Supply Gleason Generating Facility, LLC	60,062
AE Supply Wheatland Generating Facility, LLC	50,014
AE Supply Lincoln Generating Facility, LLC	68,678
Acadia Bay Energy Company, LLC	11,665
Buchanan Generation, LLC	4,790
Allegheny Energy Supply Company, LLC guarantee of Hunlock Creek, LLC	6,390
Allegheny Energy Inc. guarantees of Gleason, Wheatland, and Lincoln	3,750
Allegheny Energy Supply Company, LLC guarantees of Lincoln	100

Total Investments in EWG's/FUCOS	$219,967

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c.)	The consolidated capitalization ratio of the Company at the end of the current period:

(in thousands)	June 30, 2004
Common equity	$1,514,272	21.5%
Preferred stock	74,000	1.0%
Minority interest	26,676	0.4%
Long-term and short-term debt	5,436,308	77.1%

Total Capitalization	$7,051,256	100.0%

d.)	The market-to-book ratio of the Company’s common stock at June 30, 2004 was 1.29.

e.)	New investments or commitments to invest in new EWG/FUCO projects during the current period:

                     None.

f.)	Analysis of growth in consolidated retained earnings segregating total earnings growth of EWGs and FUCOs from that attributable to "Other Subsidiaries" (defined below) for the current period:

(in thousands)	Allegheny Energy, Inc.	EWG's and FUCO's
Retained earnings at April 1, 2004	$36,188	$(93,169)
Net (loss) income	(39,456)	267

Retained earnings at June 30, 2004	$(3,268)	$(92,902)

As defined in the Order, “Other Subsidiaries” refers to the subsidiaries of the Company, other than the Operating Companies (defined below) and AE Supply. The Operating Companies, d/b/a Allegheny Power, include West Penn Power Company (“West Penn”), The Potomac Edison Company (“Potomac Edison”) and Monongahela Power Company (“Monongahela Power”). The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as “Utility Subsidiaries.”

g.)	Statement of revenues and net income for each EWG and FUCO for the twelve months ending June 30, 2004:

(in thousands)	Revenue		Net Income
Allegheny Energy Hunlock Creek, LLC	$	---	$(17)
AE Supply Gleason Generating Facility, LLC		11,956	(107)
AE Supply Wheatland Generating Facility, LLC		10,882	(139)
AE Supply Lincoln Generating Facility, LLC		19,573	(158)
Acadia Bay Energy Company, LLC		--	139
Buchanan Generation, LLC		15,566	(1,111)

		$57,977	$(1,393)

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h.)	Sales of common stock for the Company during the current period:

                     None.

i.)	The total number of shares of common stock issued during the current period under the Company’s share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted:

                     None.

j.)	Guarantees and credit support provided by the Company including the name of the issuing company and the name of the subsidiary company during the current period:

                     None.

k.)	Short-term debt issued by the Company, including the term and amount, during the current period:

                     None.

l.)	Financings consummated by any Operating Company during the current period which financings are not exempt under Rule 52:

                     None.

m.)	Financings consummated by AE Supply or any Other Subsidiary during the current period which financings are not exempt under Rule 52:

                     None.

n.)	Financings consummated by any Operating Company during the current period under the exemption provided by Rule 52:

(in thousands)	Term	Amount
Monongahela Power	10 Years	$120,000

o.)	Financings consummated by AE Supply or any Other Subsidiaries during the current period, under the exemption provided by Rule 52:

                     None.

p.)	The notional amount and principal terms of any Instruments (as defined in the Order) to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

                     None.

q.)	The name, parent company and amount invested in any new Intermediate company or financing entity during the current period:

                     None.

r.)	Consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period.

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The Company’s balance sheet is incorporated by reference to the Company’s Form 10-Q for June 30, 2004, File No. 1-267. Monongahela's balance sheet is incorporated by reference to their Form 10-Q for June 30, 2004, File No. 1-5164.

August 30, 2004	ALLEGHENY ENERGY, INC. BY: /S/ Thomas R.Gardner THOMAS R. GARDNER Vice President, Controller & Chief Accounting Officer

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